Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 3030

Washington, D.C. 20549-5546, USA

United States of America	May 17, 2013

Re:	Siemens Aktiengesellschaft

Form 20-F for the

Fiscal Year Ended September 30, 2012

Filed November 28, 2012

File No. 001-15174

Dear Mr. James,

We are writing in response to your email dated April 17, 2013 to Mr. Joe Kaeser setting out a comment on the above-mentioned filing. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our response.

Siemens AG	Wittelsbacherplatz 2 80333 Muenchen Germany	Tel.: +49 (89) 636 00 Fax: +49 (89) 636 34242

Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme;

Managing Board: Peter Loescher, Chairman, President and Chief Executive Officer; Roland Busch, Brigitte Ederer, Klaus Helmrich,

Joe Kaeser, Barbara Kux, Hermann Requardt, Siegfried Russwurm, Peter Y. Solmssen, Michael Suess

Registered offices: Berlin and Munich, Germany; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684

WEEE-Reg.-No. DE 23691322

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Form 20-F for the Fiscal Year Ended September 30, 2012

Item 5: Operating and Financial Review and Prospects

Fiscal 2012 - Financial Summary, page 57

1.	We note from your response to prior comment 1 that you have terminated certain contracts with Iranian customers where permissible. To help us better understand your termination accounting please address the following:

•

Explain to us why you believe a terminated contract is considered a variation (change in scope) under IAS 11.13. We note that under IAS 11.13, a variation is an instruction by the customer. In this case, the termination was not initiated by the customer.

•

Provide us with representative examples of both a terminated service contract and a terminated construction contract that clearly describe the services and products you were contracted to provide, how the decision to terminate changed the scope of the contracts (i.e., both the timing and the nature of products you will now deliver), and that include sample journal entries for the termination event.

•

For your terminated construction contracts, tell us the typical period over which you are required to provide notice of termination and whether you are required to continue with the project to a certain stage of completion (e.g., instead of delivering a 10 story building you now become obligated to complete and deliver the three stories already started).

•

Explain how the revised scope of the construction contract deliverables result in the revised estimates that require reversal of previously recorded revenues. Do these reversed revenues represent your reduced profit margins on the contracts? Provide sample calculations of a change in estimated revenues and costs of a terminated contract that demonstrate how a reversal of previously recorded revenue would occur.

•

Tell us whether the reversal of previously recorded revenues results in a deferral of revenues that you will recognize at a later date or whether, due to contract termination, you will have to return consideration to the customer.

Response:

•

Explain to us why you believe a terminated contract is considered a variation (change in scope) under IAS 11.13. We note that under IAS 11.13, a variation is an instruction by the customer. In this case, the termination was not initiated by the customer

As illustrated in our letter dated March 28, 2013, we observed a deepening of the economic crisis in Iran and a worsening of payment behavior (i.e. payment delays for advance payments) on part of our Iranian customers in the fourth quarter of fiscal 2012 and expected that such payment delays would become more significant and inevitably lead to payment defaults. Against this background, we assessed termination due to payment defaults for a number of contracts as highly probable. We further assessed that it was highly probable that other contracts would be terminated due to force majeure and that only a limited number of contracts would be continued. In this regard, we would note that as of September 30, 2012, none of the contracts with Iranian customers had actually been terminated.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

We apply IAS 11.32 in circumstances when the outcome of a construction contract cannot be estimated reliably as illustrated in our letter dated March 28, 2013. For the contracts to be terminated we can, however, reliably estimate the outcome of the considered contracts based on the specific contract provisions on payment and the scope of our obligation to perform if an event of default occurs. Consequently, we do not apply IAS 11.32 to these contracts. These contracts are accounted for under IAS 11.22 et seq. by applying the stage-of-completion method.

If the contract outcome can be estimated reliably, changes for terminations have to be accounted for in accordance with IAS 11.38. The reason for the change in scope of work should not change the accounting for construction contracts as the accounting according to IAS 11 is defined by the reliability of the estimate of the contract outcome including the probable economic benefit to flow to the company, which is clearly defined in the termination provisions of the relevant contracts and generally secured by customers’ pre-payments.

For the reasons set out below, we believe that the accounting consequence of contract terminations and contract variations should be the same for the contracts in question.

IAS 11.13 defines a variation as a change in the scope of the work to be performed under the contract due to an instruction by the customer. IAS 11.13 states that the change in the scope of the work may lead either to an increase or a decrease in contract revenue. IAS 11.13 does not specify the basis for a change in the scope of the work to be performed under the contract, i.e. it does not specify any reasons for a variation, but states that these changes, when instructed by the customer, qualify as variations.

Provided a variation as instructed by the customer would lead to a decrease in contract revenue, IAS 11.38 requires accounting for the variation as a change in estimate. The reference from IAS 11.38 to IAS 11.11-15 for changes in contract revenues and to IAS 11.16-21 for changes in contract costs (see the IFRS Foundations’ green book1 for cross-references) illustrates this accounting consequence for contract variations. Variations as defined in IAS 11.13 refer to a change in the scope of the work to be performed under the contract. We believe that a termination should be viewed as a subset of variations, as both change the scope of a contract. We therefore argue that variation and termination should be the same and that the same accounting principles should be applied (see also Accounting Interpretations Committee of the Accounting Standards Committee of Germany)2. With regard to contract terminations, we believe that the accounting treatment should be the same, irrespective of which party to the contract (buyer or seller) initiates the termination and, thereby, the change in scope.

As illustrated in our letter dated March 28, 2013, our contracts with customers in Iran provide for termination clauses, which we explain in more detail below. The termination clauses can be exercised unilaterally under the circumstances defined in the contract. Both contract parties, i.e. Siemens and the Iranian customer, agreed to these termination clauses when signing the contract. Hence the right for Siemens to cancel the contract for the circumstances defined in the considered contracts is comparable to a variation instructed by the customer.

[1]	IFRS Foundation (green book), A Guide through IFRS, Official pronouncements with extensive cross-references and other annotations.
[2]	Recommendations of the Accounting Interpretations Committee (AIC) of the German Standardsetter (Accounting Standards Committee of Germany (ASCG)); see page 19 of the AIC Application Advice IFRS (2009/02) “Selected IFRS Accounting Issues relating to the Financial and Economic Crisis”.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

•

Provide us with representative examples of both a terminated service contract and a terminated construction contract that clearly describe the services and products you were contracted to provide, how the decision to terminate changed the scope of the contracts (i.e., both the timing and the nature of products you will now deliver), and that include sample journal entries for the termination event.

As mentioned above, none of our contracts with customers in Iran for which a change in the scope of work was accounted for during the fourth quarter of fiscal 2012 had been terminated as of September 30, 2012. Rather, we expected to terminate several construction contracts. As of September 30, 2012, we did not expect to terminate our only major service contract with an Iranian customer. Although we did expect to terminate several smaller service contracts, due to the insignificant contract volumes at issue, we focus in our example on a construction contract.

Due to the complexity of the individual contracts, the individual contract terms and the specifics of the individual cases, we provide you with an abbreviated example that contains the main features of construction contracts with Iranian customers. This example is based on observed typical contract provisions of sample contracts and shall serve as the basis for an illustration of the accounting treatment of terminations.

Example:

The products and solutions we were contracted to provide to the customer consist of the delivery of industrial products, e.g. compressors, for a plant in Iran. The main activities to be performed under the agreement are:

•	Plant-specific engineering of the industrial products, including design development

•	Manufacturing, testing and delivery of the industrial products

•	Project management

The industrial products are specifically designed and manufactured according to the customer’s needs and cannot be readily redirected to be used for other contracts.

The total contract volume amounts to €120 million and the delivery date was agreed to be 24 months after the commencement date. In the fourth quarter of fiscal 2012, the contract was expected to be terminated due to payment default.

The expectation of a contract termination as of September 30, 2012 changed the scope of the contract. The timing and the nature of the products we have to deliver under the termination scenario depend on the contract terms as described below.

The contract foresees that in the event the customer fails to make a payment when due, Siemens and the customer shall try to find an amicable solution within 15 business days. If no solution can be found, Siemens is entitled to suspend the contract if the customer fails to remedy the failure within ten further business days after notification by Siemens. During this total minimum period of 25 business days, Siemens is required to continue performing under the contract as originally agreed.

If the contract is suspended Siemens will discontinue the performance of any work under the contract but will make reasonable efforts to finish production steps in order to avoid any breach of existing duties. In case the suspension continues for more than three months, Siemens is entitled to terminate the contract with a notice period of 30 days.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

As a result, termination of the contract in our example may become effective approximately five months after the customer fails to make a due payment at the earliest.

In this example case, Siemens is entitled to a consideration for any work already performed under the contract, including reimbursements for reasonable overheads and profits in the event of contract termination. Any exceeding amount has to be returned to the customer.

To sum up, based on these contract terms, the timing and the nature of products and services we will provide under the termination scenario is as follows:

During the time period prior to the suspension of the contract, we will continue to perform under the contract as originally agreed. This includes manufacturing industrial products, project management and technical documentation. During the suspension phase and the notice period, we will take measures to adequately exercise our duty of care including conservation and storage of materials and finishing production steps that were almost completed as explained above.

Against this background, except for the additional services in terms of conservation and storage, the nature of the products and services we will provide remains unchanged. However, the quantity and value of the industrial products delivered to the customer will be reduced compared to the contracted quantity.

The journal entry to reflect the expected termination is the following (please also refer to the detailed explanation in the answer to the fourth question):

Dr Revenue

Cr Costs in excess or Billings in excess, respectively

If the revised project calculation had resulted in the requirement to record a provision for onerous contracts, the journal entry would have been the following:

Dr Cost of goods sold and services rendered

Cr Provision for onerous contracts

•

For your terminated construction contracts, tell us the typical period over which you are required to provide notice of termination and whether you are required to continue with the project to a certain stage of completion (e.g., instead of delivering a 10 story building you now become obligated to complete and deliver the three stories already started).

The termination clauses with our Iranian customers foresee a grace period until final termination as illustrated in our letters dated March 1, 2013 and March 28, 2013. During this grace period, i.e., until effective termination, we still have obligations under the contract, including delivery and carrying out work due to our duty of care; the contractual termination clauses do not foresee any milestones that must be achieved. We have to take certain steps as a result of our duty of care for the goods and services not yet physically delivered under the contract.

As of September 30, 2012, we assessed terminations for payment default as highly probable. Once the default event occurs, the grace period of approximately 180 days comprises the following steps until effective termination:

•	a period between payment default and commencement of the suspension phase of the contract (typical duration: 30 days),

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

•	a suspension phase (typical duration: three months), and

•	a notice period for the effective termination of the contract (typical duration: 30 or 60 days).

Comparable to a termination for payment default, a termination for force majeure requires a grace period of approximately 150 days including a suspension phase (typical duration: three or six months) and a notice period (typical duration: 30 or 60 days) for the effective termination of the contract.

•

Explain how the revised scope of the construction contract deliverables result in the revised estimates that require reversal of previously recorded revenues. Do these reversed revenues represent your reduced profit margins on the contracts? Provide sample calculations of a change in estimated revenues and costs of a terminated contract that demonstrate how a reversal of previously recorded revenue would occur.

For contracts accounted for under termination for payment defaults as of September 30, 2012, we generally expected the default event to occur at the next contractually scheduled payment date. When determining the revised estimated contract revenue, we considered the reduced scope of work to be performed as well as the contract terms relating to the consideration that Siemens is entitled to based on the terms of termination. In addition, we took into account the amount of payments already received from the customer. The minimum of the consideration Siemens is entitled to in the event of termination and the payments received was used as revised estimated contract revenue. Any excess amounts of payments received over the entitled consideration determined as of the effective termination date will have to be returned to the customer.

In order to illustrate how the revised scope of the construction contract deliverables results in the revised estimates that lead to a reversal of previously recognized revenues, and to provide sample calculations of a change in estimated contract revenues and costs due to an expected contract termination that illustrates how the reversal of previously recognized revenues works, we make use of the example as introduced above.

It was management’s best estimate that the contract would be terminated due to payment default and, thus, the accounting treatment had to be adjusted as of September 30, 2012. The following overview presents the situation directly before and after the change to termination accounting:

In million €	Status prior to expected termination of the contract (accumulated)	Status reflecting expected termination of the contract (accumulated)	Difference
Estimated contract revenue	120	50	(70)
Estimated contract costs	(100)	(45)	(55)
Estimated gross profit (= estimated contract revenue - estimated contract costs)	20	5	(15)
Estimated gross profit margin (= estimated gross profit / estimated contract revenue)	16.7%	10%

Actual costs incurred	(40)	(40)	0
Percentage of completion (PoC) (= actual costs incurred / estimated contract costs)	40%	89%
Revenue according to PoC (= PoC * estimated contract revenue)	48	44.4	(3.6)
Actual gross profit (= revenue according to PoC - actual costs incurred)	8	4.4	(3.6)

Payments received	50	50	0
Costs in excess (= PoC revenue - payments received, if positive)	0	0	0
Billings in excess (= PoC revenue - payments received, if negative)	(2)	(5.6)	(3.6)

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

The percentage of completion of this project was determined by applying the cost-to-cost method (see IAS 11.30(a) as further explained in IAS 11.31). The original contract scope corresponded to estimated total contract revenues and costs of €120 million and €100 million, respectively. Considering the contract costs already incurred of €40 million, a percentage of completion of 40% was calculated, resulting in revenues to be recognized for work performed of €48 million and a recognized gross profit of €8.0 million. The customer’s payments amounted to €50 million; hence, billings in excess of costs amounting to €2 million were originally recognized.

When the change to termination accounting in accordance with IAS 11.38 and IAS 11.13 took place, i.e., at the point in time when we expected that the contract would be terminated, the revised estimated contract costs were determined based on a detailed assessment to identify which costs were expected to be incurred under the revised scope. As described above, we are obliged to continue to perform under the contract until it is effectively terminated. This also comprises our duty of care for the goods and services not yet physically delivered under the contract, which includes, but is not limited to, providing conservation and storage services and we may have to complete production steps in the suspension and notice periods. For the purpose of the example it was determined that unavoidable costs of €5 million would be incurred for compliance with these obligations, including manufacturing, shipment, project management, conservation and storage. As described before, performing the services and, consequently, incurring these expected costs is indispensable in order to ensure that Siemens will ultimately be entitled to retain the consideration of €50 million received from the customer. The addition of the outstanding costs of €5 million to the costs of €40 million that were incurred as of September 30, 2012 resulted in revised estimated contract costs of €45 million, i.e., the original estimated contract costs of €100 million were reduced by €55 million.

The revised estimated contract revenue was determined in accordance with the contract clause that stipulates that the consideration Siemens is entitled to depends on the work that has already been performed under the contract. As mentioned before, we are entitled to a consideration for the work already performed under the contract and a refund for reasonable overheads and profits based on the contract terms relating to termination. Applying the estimated gross profit margin of the original contract, the value of goods and services provided under the contract, including the goods and services to be provided until the termination becomes effective, was calculated to be €54 million. However, we did not expect the amount of €4 million exceeding the payments already received from the customer to be collectible. Therefore, the revised estimated contract revenue corresponds to the payments received of €50 million, i.e. the estimated contract revenue had to be reduced by €70 million.

As the actual costs incurred remained unchanged, a revised percentage of completion of 89% was determined, according to which revenues for work already performed in an amount of €44.4 million had to be recognized. Hence, previously recognized revenue was reversed in an amount of €3.6 million. The

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

revised estimates of the contract revenues and costs resulted in an estimated gross profit of €5 million, of which €4.4 million were already recognized as of September 30, 2012. The estimated gross profit margin decreased from 16.7% to 10.0%. Due to the revenue reversal the difference between revenue according to the percentage of completion and customer payments increased to €5.6 million. Accordingly, an increase in billings in excess of costs by €3.6 million was recorded.

The journal entry to reflect the change in estimate is as follows (please refer to the “Difference” column in the above table for the figures):

Dr Revenue 3.6

Cr Billings in excess 3.6

•

Tell us whether the reversal of previously recorded revenues results in a deferral of revenues that you will recognize at a later date or whether, due to contract termination, you will have to return consideration to the customer.

For the remaining contract term revenue will be recognized according to the percentage of completion based on the revised estimate of total contract costs. Thus, the amount of future revenue to be recognized corresponds to the difference between the revised estimated total contract revenue and the adjusted cumulative contract revenue already recognized for the work performed to date.

If the payments that have already been received exceed the revised total contract revenue for a contract, the amount in excess has to be returned to the customer.

However, the two stated options in case of a revenue reversal, i.e., deferred recognition of revenue or repayment of consideration, are not mutually exclusive. For some contracts we were required to reverse revenue and, as total customer payments received exceed the revised total contract revenue, will also have to return advance payments to our customers.

In future filings we will clarify that in the case of contracts accounted for under the percentage-of- completion method we treat a contract termination as a variation of the contract scope, which may lead to a reversal of revenue previously recognized.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

* * *

We trust that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact us.

In accordance with your request, Siemens Aktiengesellschaft acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: May 17, 2013

Very truly yours,

SIEMENS AKTIENGESELLSCHAFT

/s/ DR. JOCHEN SCHMITZ
Name: Dr. Jochen Schmitz Title: Corporate Vice President and Controller

/s/ DR. ANDREAS C. HOFFMANN
Name: Dr. Andreas C. Hoffmann Title: General Counsel Corporate & Finance

cc:	Mr. Joe Kaeser

Executive Vice President and Chief Financial Officer

Siemens Aktiengesellschaft

Mr. Peter Y. Solmssen

Executive Vice President and General Counsel

Siemens Aktiengesellschaft

Mr. Krystian Czerniecki, Esq.

Sullivan & Cromwell LLP

Mr. Rudolf Kraemmer

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft